UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 1, 2010



NATURAL GAS SERVICES GROUP, INC.

(Exact Name of Registrant as Specified in Charter)

Colorado	**1-31398**	**75-2811855**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

508 West Wall Street, Suite 550
Midland, TX 79701
(Address of Principal Executive Offices)

(432) 262-2700
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-14(c)).

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off- Balance Sheet Arrangement of a Registrant

See the disclosure under Item 8.01 below.

Item 8.01 Other Events

As reported in our Current Report on Form 8-K filed with the SEC on May 6, 2010, we extended our $40 million revolving line of credit with Western National Bank (the "Line of Credit") until July 1, 2010. We will not be renewing our Line of Credit with Western National Bank, and we paid off the outstanding principal balance of $500,000 plus interest on July 1, 2010.

We expect to replace the line of credit and are currently in discussions with another bank; however, in the event the line of credit is not replaced, we believe that our current level of positive cash flow and cash balances are sufficient to meet our operating requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATURAL GAS SERVICES GROUP, INC.

Dated: July 6, 2010

By: /s/ Stephen C. Taylor

Stephen C. Taylor
President & Chief Executive Officer